Exhibit G
                                                                 Form of Notice

Securities and Exchange Commission
(Release No. 35-_________)

         Cinergy Corp. ("Cinergy" or "Applicant"), a Delaware corporation and registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), at 139 East Fourth Street, Cincinnati, Ohio 45202, has filed an application-declaration ("Application") with the Commission under Sections 6(a), 7, 9(a), 10, 12(b) and 13(b) of the Act and Rules45, 54, 90 and 91 thereunder.

         Cinergy requests authorization to establish a subsidiary captive insurance company ("Captive") to engage in the business of insuring or reinsuring certain levels of risk for Cinergy and its associate companies (collectively, "Cinergy System" or "System"; and any constituent company thereof, a "System Company").1

         1.       Current Risk Management Program

         Cinergy considers risk management to be a key corporate function in providing for the protection of physical and financial assets, thereby permitting each System Company to carry out its strategic goals and objectives. As such, risk management is coordinated by the Insurance and Claims Department within the Global Risk Management Department of Cinergy Services, Inc. ("Service Company"), a wholly-owned subsidiary of Cinergy and a service company serving the System. One of the primary responsibilities of the Service Company's Insurance and Claims Department is the procurement of a broad array of insurance coverages and services on behalf of the entire System.

         On an annual basis, System Companies spend approximately $15 million for the purchase of commercial insurance and related services. Under the current insurance program, System Companies maintain insurance policies with underlying deductibles of $1 million per event for automobile and general liability coverage and $2.5 million for property coverage. In excess of these deductibles, System Companies purchase commercial insurance. System Companies currently self-insure for workers' compensation in the States of Ohio, Indiana and Kentucky (i.e., carry no or only minimal commercial insurance for those risks).2 The foregoing notwithstanding, System Companies may from time to time choose to purchase commercial insurance in place of, or to reduce, the deductible or self-insurance to meet their strategic goals and objectives. Commercial premiums and the deductibles and self-insured retained risks are then allocated to subsidiaries owning a given risk based on such factors as number of automobiles, payroll, revenues, total property values, product throughput, as well as loss history. The allocation methods used are designed to result in a fair and equitable apportionment of insurance costs to System Companies consistent with the relevant cost drivers.

         2.       Proposed Captive Insurance Program Structure

         Cinergy proposes to establish the Captive as a wholly-owned direct subsidiary organized under Vermont law and licensed to operate as an insurance company in the state of Vermont.

         The aggregate amount of the initial capitalization of the Captive will be approximately $12.5 million, comprised of (i) $2.5 million to be supplied by Cinergy as an equity contribution and (ii) approximately $10 million to be supplied by participating System Companies pursuant to the 2004 premiums, which represent the value of the total loss expected by all System Companies for 2004 expected events. Funding of the approximately $10 million for the 2004 premiums will be paid in cash by the participating System Companies based on their allocated shares. All funds will be deposited with the Captive's bank and will be invested in securities that are exempt under Rule 40 promulgated under the Act. Beyond its initial capitalization and funding of the Captive, Cinergy would provide any subsequently required capital contributions through additional equity and or debt purchases exempt under Rule 52 or 45, letters of credit or other forms of credit support authorized by Commission order.3 If payment is required under a letter of credit, Cinergy would reimburse the bank providing such letter of credit and the amount paid would be treated as a capital contribution to the Captive.

         The Captive will initially focus on providing four major coverages to System Companies: (1) workers' compensation, (2) general liability, (3) automobile liability, and (4) property (including terrorism, as defined under the Terrorism Risk Insurance Act of 2002).4 Specifically, as described in more detail below, the Captive would underwrite, or assume the risk of, a significant portion of the deductible or self-insured retained risk currently maintained by System Companies for these coverages. The Captive will attempt to reinsure a portion of these risks in the reinsurance market. Apart from its primary role of underwriting System retained risk, the Captive may also seek to replace or reduce insurance coverages purchased on behalf of System Companies from traditional commercial insurers in the areas of general liability, automobile liability, property and possibly workers' compensation, in which event the Captive would seek to obtain equal levels of loss protection and coverage in the reinsurance market.

         At some future time, Captive may propose to underwrite the following additional coverages: transmission and distribution line coverage; construction-related insurance for contractors working on projects for System Companies; performance and construction bonds; employee benefits; legal malpractice for employee attorneys; directors and officers fiduciary liability; weather risk; and credit risk or reinsurance of certain customer warranty programs. The Captive would not underwrite any of these additional coverages without a further Commission order. Accordingly, Cinergy requests that the Commission reserve jurisdiction over these potential additional activities, pending completion of the record.

         An unaffiliated Vermont management company will be retained to provide management and administrative services. Administrative functions would be directed by Service Company through the Vermont management company and would include: (1) accounting and reporting activities; (2) legal, actuarial, banking and audit services; (3) negotiating reinsurance contracts, policy terms and conditions; (4) invoicing and making payments; and (5) managing regulatory affairs. All goods and services provided by Service Company to the Captive would be provided in accordance with the Service Company's Commission-approved service agreement covering its nonutility associate companies5 and the costs incurred by the Captive would be recovered in premiums charged by the Captive to the respective System Companies.

         The Captive will allocate premiums and nominal operating costs to System Companies in accordance with the same methods currently used for the allocation of the costs of commercial insurance premiums to System Companies. As noted, those allocation methods are designed to result in a fair and equitable apportionment of insurance costs to System Companies congruent with the relevant cost drivers. For example, automobile liability insurance costs will be allocated to System Companies in proportion to the number of vehicles operated by each company (or a similar approximation of risk exposure). The allocation to the System Companies for workers' compensation insurance rates will be based on payroll and job classifications. General liability rates will be allocated to the System Companies based on projected revenues to determine a base premium which will be audited and adjusted at year end. Property insurance rates will be allocated by the total property values of the System Companies.

         The Service Company's Insurance and Claims Department would continue to give each System Company a choice of deductibles. Premiums payable would be based on the level of deductibles chosen, as well as the aforementioned allocation methods (number of vehicles, payroll, revenues, etc.). Consideration would also be given to the subsidiary's own prior loss experience, so that a subsidiary with a historically lower loss experience would be rewarded with lower premiums. Under the current program, a commercial insurance premium increase caused by a significant loss or a higher frequency of losses may have been allocated on a basis that did not take the cause of the loss or frequency of loss into account. Under the new program, the source of the loss or the subsidiary's loss history would also be used as a basis of allocation.

         To the extent the Captive procures insurance at a lower cost than that which could be obtained through traditional insurers, the savings in the premiums could flow through ratably to System Companies through the operation of the allocation methodology used to establish premiums.6 Good loss prevention would be encouraged, and with lower administrative costs and the expected efficiency of the new program, overall premiums are expected to be lower.

         The approximately $10 million representing the 2004 premiums for the System Companies was determined based on the following analysis. Initially, the Captive will assume the risk from System Companies for losses between zero and $1 million for workers' compensation, general liability and automobile liability. In addition, the Captive will assume the property risks in excess of a $1 million deductible up to $2.5 million.7 The Captive will attempt to purchase reinsurance in excess of $1 million for workers' compensation and, as further described below, aggregate "stop loss" coverage to limit the overall risks assumed by the Captive for all liability coverages. Premiums for the first year were actuarially determined to equal the aggregate losses for System Companies plus administrative expenses. The ultimate first year losses are estimated to be approximately $9.5 million, which amount is expected to be paid over a seven-year period.

         The Captive will analyze the commercial insurance bought by System Companies, and coordinate the coverage it provides to minimize the risk of loss to the System. Accordingly, supplementing its primary role of underwriting System retained risk, the Captive may also replace or reduce certain insurance sold to System Companies by traditional insurance providers in the areas of general liability, automobile liability, property and workers' compensation. An actuarial analysis will be performed to determine the proper premiums consistent with methods used to determine the retained risk premium. To the extent traditional insurance programs are reduced, the Captive will attempt to obtain equal levels of loss protection and coverage in the reinsurance market. The Captive will apply stringent credit standards to all reinsurance counterparties as Cinergy does currently with its insurance providers.

         The Captive will not be operated to generate profits beyond what is necessary to maintain adequate reserves. To the extent that premiums and interest earned exceed current claims and expenses, an appropriate reserve would be accumulated to respond in years when claims and expenses exceed premiums. To the extent that losses over the long term are lower than projected, the Captive could correspondingly lower premiums, thereby reducing the premium expenses that would otherwise by paid to the Captive. In addition, if losses are lower than predicted, the Captive may be able to reduce the amount of its reserves and return excess capital to the System Companies.

         Using actuarial models with a high confidence factor, it is expected that the Captive would not experience losses in excess of approximately $10 million in the first year of operation. In the unlikely event of losses not otherwise covered by outside insurance exceeding this amount and accumulated claim reserves, additional capital from Cinergy would be needed. Commercial insurance will continue to respond to any claims in excess of the retained risks to ensure coverage will be available to the Cinergy System. In addition, to assure the financial strength and integrity of the Captive, which must comply with strict Vermont capital-to-premium requirements of approximately $1 of capital for every $5 of net premium, the Captive will attempt to purchase aggregate "stop loss" protection from a commercial insurer.

         Cinergy estimates that the total fees, commissions and expenses paid or incurred, or to be paid or incurred, directly or indirectly, to persons not affiliated with Cinergy in connection with the preparation, filing and processing of the application for the proposed transactions will not exceed approximately $15,000, consisting chiefly of fees and expenses of outside counsel and of the Vermont management company for the Captive.

         No state or federal public utility commission, other than this Commission, has jurisdiction over the proposed transactions. As noted above, the Captive will be a licensed insurer in the State of Vermont. It will apply to the Vermont Department of Banking, Insurance, Securities and Health Care Administration for such license and will be subject to ongoing regulation by such Vermont governmental authority.

         For the Commission, by the Division of Investment Management, pursuant to delegated authority.


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1 Cinergy directly or indirectly owns all the outstanding common stock of five public utility companies, the most significant of which are PSI Energy, Inc. ("PSI"), an Indiana electric utility, and The Cincinnati Gas & Electric Company ("CG&E"), a combination Ohio electric and gas utility and holding company. PSI and CG&E (including the utility subsidiaries of CG&E, the most significant of which is The Union Light, Heat and Power Company, a Kentucky combination electric and gas utility) collectively provide electric and gas service to approximately 1.6 million retail and wholesale customers in parts of Indiana, Ohio and Kentucky. The Cinergy System also includes numerous nonutility subsidiaries engaged in energy-related businesses and other nonutility businesses authorized under the Act, by Commission order or otherwise.

2 Companies typically try to reduce insurance premiums by negotiating deductible limits. The company agrees to pay claims below the deductible limit on its policy, thereby retaining that level of the risk. In addition, certain states allow employers with sufficient credit standing to self-insure workers' compensation claims or other types of predictable claims in the ordinary course of business, usually subject to posting a surety bond or other security with the state. Like deductible limits, self-insurance is intended to reduce insurance premiums.

3 Cinergy currently has authority to issue a variety of debt and equity securities and to issue guarantees, subject to various conditions, from time to time through June 23, 2005. See Cinergy Corp. et al., HCAR No. 27190, June 23, 2000 ("June 2000 Cinergy Financing Order"). To the extent that Cinergy funds its initial investment in the Captive with externally raised funds, it would do so pursuant to and in accordance with the June 2000 Cinergy Financing Order (or any subsequent order of the Commission granting Cinergy authorization to issue securities to finance its business)

4 The Captive would not provide these coverages to any company or person other than System Companies.

5 See Cinergy Corp. et al., HCAR No. 26146, Oct. 21, 1994 (authorizing Cinergy merger and formation of Service Company).

6 As discussed below, the Captive will not be operated to generate profits beyond what is necessary to maintain adequate reserves. To the extent that premiums and interest earned exceed current claims and expenses, an appropriate reserve would be accumulated to respond in years when claims and expenses exceed premiums. To the extent that losses over the long term are lower than projected, the Captive could correspondingly lower premiums and thus return excess capital to System Companies.

7 See the discussion in B above with respect to deductible levels and self-insurance under the current System insurance program. In the future the Captive may increase or decrease the level of System retained risk it insures beyond or below the levels described in the text, and in that event would adjust its premiums accordingly.